 EXHIBIT 99.2

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on February 4, 2022 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 16,724,110 (representing approximately 50.54% of the total issued and outstanding shares of the Corporation).

	Description of Matter	Outcome of Vote
1.	Resolution to elect five directors, being Dr. Isa Odidi, Dr. Amina Odidi, Bahadur Madhani, Norman Betts and Shawn Graham, as proposed in the management information circular for the Meeting.
The five nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to reappoint auditor and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
MNP LLP was reappointed auditor of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditor. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

3.	Resolution to approve all unallocated options, rights and entitlements under the Company’s stock option plan as more particularly described in the Management Proxy Circular for the meeting.
As proposed in the Circular, the shareholders ratified the special resolution to approve all the unallocated options, rights and entitlements under the Company’s stock option plan as more particularly described in the Management Proxy Circular for the meeting. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 4th day of February, 2022. INTELLIPHARMACEUTICS INTERNATIONAL INC. (signed) “Amina Odidi” Amina Odidi President/Acting Chief Financial Officer

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
February 4, 2022

VOTING RESULTS

Resolution #1:

The Chairman declared that the shareholders ratified the ratified the Election of Directors for all nominees listed below:

Nominees	For	%	Withheld	%
Dr. Isa Odidi	10,810,980	83.11%	2,196,903	16.89%
Dr. Amina Odidi	10,811,457	83.11%	2,196,426	16.89%
Bahadur Madhani	11,011,116	84.65%	1,996,767	15.35%
Norman Betts	11,014,364	84.67%	1,993,519	15.33%
Shawn Graham	11,025,529	84.76%	1,982,354	15.24%

Resolution #2:

The Chairman declared that the shareholders ratified and approved reappointment of MNP LLP, Chartered Professional Accountants, as auditor and to authorize the directors to fix the auditor’s remuneration:

Proxies Tabulated:

For:	16,043,631	95.93%
Withheld:	680,479	4.07%
Total:	16,724,110	100%

Resolution #3:

The Chairman declared that the shareholders ratified and approved the resolution approving all unallocated options, rights and entitlements under the Company’s stock option plan as more particularly describes in the management proxy circular for the Meeting:

MAJORITY VOTE

Ballots Tabulated:

For:	10,323,672	79.36%
Withheld:	2,684,213	20.64%
Total:	13,007,885	100%

MINORITY VOTE

For:	9,740,643	78.40%
Withheld:	2,684,213	21.60%
Total:	12,424,856	100%

For purposes of the minority vote, 583,028 common shares + 1 appointed common share = 583,029 common shares have been excluded from the total vote, representing the votes cast by insiders as instructed by Intellipharmaceurics International Inc.

Dated this 4th day of February 2022

TSX Trust Company

/s/ "Helen Kim" Helen Kim	/s/ “Megan Rocha” Meghan Rocha